C/FUNDS GROUP, INC.
CODE OF ETHICS

Pursuant to the requirements of Rule 17j-1, and in order to protect against certain unlawful acts, practices and course of business by certain individuals or entities related to C/Funds Group, Inc., ["The Fund"], The Fund hereby adopts the following Code of Ethics and procedures for implementing the provisions of the Code:

DEFINITIONS

As used in this Code of Ethics:

Access Person means any interested trustee, officer or Advisory Person, as defined below of The Fund.

Advisory Person means any employee of The Fund who, in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding the purchase or sale of a security of The Fund, or whose functions or duties relate to the making of any such recommendation, and any natural person in a control relationship to The Fund who obtained information concerning recommendations made to The Fund with regard to the purchase or sale or proposed purchase or sale of any security of The Fund.

Affiliated Person has the meaning set forth in Section 2(a)(3) of the Investment Company Act of 1940;

Purchase or Sale of a Security includes the writing of an option to purchase or sell a security.

Security has the meaning set forth in Section (3)(10) of the Securities Exchange Act 1934, as amended.

Portfolio Security means any security which is being, or during the past 30 days, has been purchased or sold by The Fund.

Person means a natural person, partnership, corporation, trust, estate, joint venture, business trust, association, cooperative, government or any subdivision, branch or agency thereof, governmental entity, foundation or other entity.

PURCHASE OR SALE OF SECURITIES BY COVERED PERSONS

No interested trustee, officer, employee or other affiliated person or access person, or any member of the immediate family of any such person shall, within a period of 20 days prior or 10 days after purchase or sale of a portfolio security by The Fund, purchase or sell the same portfolio security or any security convertible into a portfolio security or an option to purchase or sell such security, or any security into which a portfolio security is convertible or with respect to which a portfolio security gives its owner an option to purchase or sell such security.

REPORTS OF COVERED PERSONS

Within 10 days after the close of each calendar quarter, such dates to be figured realistically, The Fund shall provide a written report to each covered person listing all securities held as of the end of the just completed quarter. Within the same time period, each covered person shall provide The Fund with a list of the names and amount of securities owned or held by such person and/or by members of covered person's immediate family as of the end of the quarter just ended, if any, which are portfolio securities of The Fund as defined herein and the dates of purchase or sale, if such purchase or sales were made within the 30 day period described above.

FURTHER RESTRICTIONS

In order to prevent against unknowing violations of this Code of Ethics, each covered person shall, before entering into any transaction involving any security which was listed on the most recent quarterly report as a held security of The Fund, confirm in writing with President of The Fund's Investment Advisor that such security is not a portfolio security of The Fund.

No covered person shall disclose, divulge or communicate to any person, other than another covered person, directly or indirectly, any "inside" information regarding The Fund and relating to held securities, or any contemplated or proposed transactions involving held other portfolio securities.

The Fund shall require that its Investment Advisor adopt a Code of Ethics substantially identical to this Code with respect to The Fund's portfolio securities.

******